UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13927

(A)	Full title of the plan and the address of the plan, if different from that of the issuer name below.

CSK Auto, Inc. Retirement Program

(B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSK Auto Corporation
645 East Missouri Avenue, Suite 400
Phoenix, Arizona 85012

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the CSK Auto, Inc. Retirement Program as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent auditors, dated June 20, 2003.

(b)	Exhibits. A consent of PricewaterhouseCoopers LLP is being filed as Exhibit A to this report. A certification by the person with oversight responsibility of the Program pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is being filed as Exhibit B to this report.

SIGNATURES

CSK Auto, Inc. Retirement Program
Index to Financial Statements and Supplemental Schedule

Page

REPORT OF INDEPENDENT AUDITORS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE*:

Schedule of Assets (Held at End of Year) as of December 31, 2002	11

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM
/s/ Don W. Watson

Dated: June 27 , 2003	Don W. Watson Chief Financial Officer

Report of Independent Auditors

To the Participants and the Retirement Committee
of the CSK Auto, Inc. Retirement Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
June 20, 2003

CSK Auto, Inc. Retirement Program
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value	$50,322,076	$57,538,983
Participant loans	2,472,321	2,270,960

Total investments	52,794,397	59,809,943

Contributions receivable:
Participants	109,183	112,912
Employer	32,569	33,000

Net assets available for benefits	$52,936,149	$59,955,855

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2002

Additions to net assets attributed to:
Interest and dividends	$1,063,374
Contributions:
Participant contributions	4,842,165
Employer contributions	1,381,299

Total contributions	6,223,464
Total net additions	7,286,838

Deductions from net assets attributed to:
Net depreciation in fair value of investments	8,543,816
Benefits paid to participants	5,749,240
Administrative expenses	13,488

Total deductions	14,306,544

Net decrease in net assets available for benefits	(7,019,706)

Net assets available for benefits:
Beginning of year	59,955,855

End of year	$52,936,149

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements

1.	Plan Description: The following is only a general description of the CSK Auto, Inc. Retirement Program (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

On July 1, 1987, Northern Automotive Corporation, now known as CSK Auto, Inc. (the “Company” or “Plan Sponsor”), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code. On October 1, 1997, the Plan’s name was changed from the Northern Automotive Corporation Retirement Program to the CSK Auto, Inc. Retirement Program.

Effective May 1, 1999, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Company. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian. The Plan has engaged American Century Services Corporation (the “Custodian”) to provide recordkeeping, custodial services and administrative services to the Plan. As of December 31, 2002, twelve different fund choices are made available to Plan participants and all assets within the Plan are held in trust with UMB Bank, N.A. (the “Trustee”).

Plan assets are invested as directed by the participants. A description of the various fund choices as of December 31, 2002, along with the newly added funds, is listed below.

Columbia Growth Fund

Represents investments made in the Columbia Growth Fund, which is described by the fund as a diversified portfolio of domestic and international common stocks that are believed to offer above-average earnings and growth.

American Century GNMA Fund

Represents investments made in the American Century GNMA Fund, which is described by the fund as a portfolio of mortgage-backed securities issued by the Governmental National Mortgage Association (GNMA).

American Century Ultra Fund

Represents investments made in the American Century Ultra Fund, which is described by the fund as a diversified portfolio of stocks of companies with accelerating earnings and revenue.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description: (Continued)

American Century Premium Money Market Fund

Represents investments made in the American Century Premium Money Market Fund, which is described by the fund as a portfolio of U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations.

American Century Value Fund

Represents investments made in the American Century Value Fund, which is described by the fund as a portfolio that seeks long-term capital growth by investing in the stocks of medium to large-sized companies that meet certain objectives established by the fund.

American Century International Growth Fund

Represents investments made in the American Century International Growth Fund, which is described by the fund as a portfolio of common stocks of foreign companies.

CSK Auto Stock Fund

Represents investments made in the common stock of CSK Auto Corporation, the parent company of CSK Auto, Inc.

American Century Strategic Allocations — Conservative Fund

Represents investments made in the American Century Strategic Allocations — Conservative Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek regular income through an emphasis on bonds and money market securities.

American Century Strategic Allocations — Moderate Fund

Represents investments made in the American Century Strategic Allocations — Moderate Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek long-term capital growth with some regular income, through an emphasis in equity securities, but maintains a sizable stake in bonds and money market securities.

American Century Strategic Allocations — Aggressive Fund

Represents investments made in the American Century Strategic Allocations — Aggressive Fund, which is described by the fund as a diversified portfolio of stocks, bonds and money market instruments, that seek long-term capital growth with a small amount of income, through an emphasis on investments in equity securities, but maintains a portion of its assets in bonds and money market securities.

Franklin Small-Mid Cap Growth Fund I — Class A

Represents investments made in the Franklin Small-Mid Cap Growth Fund I — Class A, which is described by the fund as a portfolio of equity securities of companies which have market capitalizations exceeding $1.5 billion or the highest market cap value in the Russell 2000 index, whichever is greater, at the time of investment, and seeks long-term capital growth.

Neuberger Berman Genesis Fund

Represents investments made in the Neuberger Berman Genesis Fund, which is described by the fund as a portfolio of common stocks of small-capitalization companies, seeking undervalued companies whose current product lines and balance sheets are strong.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description: (Continued)

Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; (3) completion of 1,000 hours of service in one year; and (4) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees of acquired companies, who meet the eligibility requirements of the plan, may participate immediately upon acquisition.

Contributions

The Plan was amended on December 31, 2001, in order to adopt certain changes enacted in The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Effective January 1, 2002, participants can contribute up to 50% of their gross pay to the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service. Also adopted, was the catch-up contribution provision, which allows a participant who will reach the age of 50 at anytime within a calendar year to make elective deferrals beyond normally applicable deferral limits; the additional deferral is phased in over 5 years in $1,000 increments and is subject to certain other statutory limitations. The Company matches 40% of the participant’s contribution for participants with one to five years of service, 50% of the participant’s contribution for participants with five to ten years of service, and 60% of the participant’s contribution for participants with more than ten years of service to a maximum match of 4% of base salary. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the plan document and the Internal Revenue Code (“IRC”).

Vesting

Participants in the Plan are always fully vested in their own contributions as well as the Company’s matching 401(k) contributions and earnings thereon.

Administration

The Plan is sponsored by the Company and administered by the Retirement Committee, composed of five employees of the Company, who are appointed by the Board of Directors. Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. On June 14, 2001, the Plan was amended to discontinue the provision for joint and survivor annuity retirement distribution benefits. This change will be effective for all distributions, which commence on or after January 1, 2002. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description: (Continued)

Loans to Participants

The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the plan document and the Internal Revenue Code. Participant loans as of December 31, 2002 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year end. As of December 31, 2002, participant loans carried interest rates ranging from 6.25% to 11.50%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

2.	Significant Accounting Policies:

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2002 and 2001 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2002. Actual results could differ from those estimates.

Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

Investment Valuation

The Plan’s investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by the Custodian at December 31, 2002 and 2001 based on the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001.

	2002	2001

Columbia Growth Fund	$6,167,127	$11,282,582
American Century GNMA Fund	8,021,011	7,138,975
American Century Ultra Fund	8,599,502	10,081,698
American Century Premium Money Market Fund	6,369,653	6,431,023
American Century Value Fund	4,131,511	4,769,803
American Century Strategic Allocations — Moderate Fund	10,152,305	11,632,034

Each of the above funds is a mutual fund.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,543,816 as follows:

Mutual funds	$(8,670,226)
CSK Auto Stock Fund	126,410

$(8,543,816)

4.	Excess Employee Deferrals:

The Plan failed to meet non-discrimination tests, in accordance with Internal Revenue Service (“IRS”) regulations, and it was determined certain participants would be refunded a portion of their contributions. These amounts are $263,836 and $323,063 at December 31, 2002 and 2001, respectively.

5.	Tax Status of the Plan:

The Plan received its latest determination letter on December 18, 2001 in which the IRS stated the Plan, as then designed, is in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC.

6.	Parties in Interest

Certain investments of the Plan are shares of funds managed by the Custodian which provides recordkeeping, custodial services, and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Plan Sponsor. These transactions are considered exempt party-in-interest transactions.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

7.	Reconciliation to Form 5500:

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500:

	December 31,	December 31,
	2002	2001

Net assets available for benefits as shown in the accompanying financial statements	$52,936,149	$59,955,855
Less: Excess employee deferrals at year end	(263,836)	(323,063)

Net assets available for benefits as shown in the Form 5500	$52,672,313	$59,632,792

The following is a reconciliation of benefits paid to participants between the financial statements and the Form 5500:

For the year ended
December 31,
2002

Benefits paid to participants as shown in the accompanying financial statements	$5,749,240
Add: Excess employee deferrals at December 31, 2002	263,836
Less: Excess employee deferrals at December 31, 2001	(323,063)

Benefits paid to participants as shown in the Form 5500	$5,690,013

SUPPLEMENTAL SCHEDULE

CSK AUTO, INC. RETIREMENT PROGRAM
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2002

	(b) Identity of Issuer,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Collateral, Par		(e) Current
(a)	Similar Party	Or Maturity Value	(d) Cost ***	Value

	Columbia Trust Company	Columbia Growth Fund	$—	$6,167,127
*	American Century	American Century GNMA Fund	—	8,021,011
*	American Century	American Century Ultra Fund	—	8,599,502
*	American Century	American Century Premium Money Market Fund	—	6,369,653
*	American Century	American Century Value Fund	—	4,131,511
*	American Century	American Century International Growth Fund	—	2,355,251
*	American Century	American Century Strategic Allocations - Conservative Fund	—	277,183
*	American Century	American Century Strategic Allocations - Moderate Fund	—	10,152,305
*	American Century	American Century Strategic Allocations - Aggressive Fund	—	346,631
	Franklin Templeton	Franklin Small-Mid Cap Growth Fund I - Class A	—	414,647
	Neuberger Berman	Neuberger Berman Genesis Fund	—	1,957,395
**	American Century	CSK Auto Stock Fund	—	1,529,860
	Participant Loans	Various rates of interest ranging from 6.25% to
		11.50%, maturing between 6 months and 5 years and
		collateralized by the participant’s account balance	—	2,472,321

			$—	$52,794,397

*	A Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

**	Investment qualifies as a party-in-interest for the Plan.

***	All investments are participant directed, therefore, disclosure of cost is not required.

See Report of Independent Auditors

Exhibit A

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-86069) of CSK Auto Corporation of our report dated June 20, 2003 relating to the financial statements and financial statement schedule of CSK Auto Inc. Retirement Program, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 26, 2003

Exhibit B

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of the CSK Auto, Inc. Retirement Program (the “Program”) on Form 11-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Steve Lewis, hereby certify in my oversight capacity of the Program, for purposes of 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

     (1)  The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition of the Program.

/s/ STEVE LEWIS

Steve Lewis Treasurer and Director of Financial Planning and Analysis

June 26, 2003